UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-35530

BROOKFIELD RENEWABLE PARTNERS L.P.

(Exact name of registrant as specified in its charter)

73 Front Street, 5th Floor

Hamilton, HM 12

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXHIBIT LIST

Exhibit

99.1	Ninth Amendment, dated June 9, 2026, to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated May 3, 2016

99.2	Second Amendment, dated June 9, 2026, to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated December 30, 2020

99.3	Guarantee Indenture (Series 19 Preferred Units), dated June 9, 2026, among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited and Computershare Trust Company of Canada.

99.4	Guarantee Indenture (Series 20 Preferred Units), dated June 9, 2026, among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited and Computershare Trust Company of Canada.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE PARTNERS L.P.
by its general partner, BROOKFIELD RENEWABLE PARTNERS LIMITED

Date: June 9, 2026	By:	/s/ James Bodi
Name: James Bodi
Title: President